                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                      FOR THE QUARTER ENDED March 31, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Contents                                                                    Page

ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               3

ITEM 4 - Summary of Aggregate Investment                                      6

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    7

                           ITEM 1 - ORGANIZATION CHART

                                                                                     Percentage
                                                                         State        of Voting
                                                       Energy or          of         Securities
                     Name of Reporting Company        Gas Related    Organization       Held               Nature of Business
                  --------------------------------   -------------   ------------   ------------   ---------------------------------
Progress Ventures, Inc.                                  Energy           NC
  CPL Synfuels LLC                                       Energy           NC            100        Synthetic Fuel Production
  Solid Fuel  LLC                                        Energy           DE            90         Synthetic Fuel Production
  Sandy River Synfuel LLC                                Energy           DE            90         Synthetic Fuel Production
  Colona Synfuel LLLP                                    Energy           DE            17         Synthetic Fuel Production
Strategic Resource Solutions Corp.                       Energy           NC            100        Energy Services Company
  SRS Engineering Corp.                                  Energy           NC            100        Energy Engineering
  Spectrum Controls, Inc.                                Energy           NC            100        Energy Controls
Electric Fuels Corporation                               Energy           FL            100        Procurement and
                                                                                                   Transportation of Coal

  EFC Synfuel LLC                                        Energy           DE            100        Holding Company
      Ceredo Synfuel LLC                                 Energy           DE            99         Synthetic Fuel Production
      Sandy River Synfuel LLC                            Energy           DE             9         Synthetic Fuel Production
      Solid Energy LLC                                   Energy           DE            99         Synthetic Fuel Production
      Solid Fuel LLC                                     Energy           DE             9         Synthetic Fuel Production
  Kentucky May Coal Company, Inc.                        Energy           VA            100        Coal Mine
      Cincinnati Bulk Terminals, Inc.                    Energy           DE            100        Coal and Bulk Material
                                                                                                      Terminal

          Kanawha River Terminals, Inc.                  Energy           FL            100        Coal and Bulk Material
                                                                                                                 Terminal

            Black Hawk Synfuel, LLC                      Energy           DE            100        Synthetic Fuel Production
              New River Synfuel LLC                      Energy           CO            10         Synthetic Fuel Production
            Ceredo Liquid Terminal LLC                   Energy           DE            100        Emulsion Products Terminal
            Coal Recovery V, LLC                         Energy           MO            25         Synthetic Fuel Marketing
            Colona Newco, LLC                            Energy           DE            100        Holding Company
               Colona SynFuel Limited Partnership,       Energy           DE           20.1        Synthetic Fuel Production
               LLLP
            Colona Sub No. 2, LLC                        Energy           DE            100        Synthetic Fuel Production
               Colona Synfuel Limited Partnership,       Energy           DE             1         Synthetic Fuel Production
               LLLP
               Colona Synfuel Limited Partnership,       Energy           DE           61.9        Synthetic Fuel Production
               LLLP
  Progress Materials, Inc.                               Energy           FL            100        Manufacturing
  Progress Synfuel Holdings, Inc.                        Energy           DE            100        Holding Company
            Ceredo Synfuel LLC                           Energy           DE             1         Synthetic Fuel Production
            Sandy River Synfuel LLC                      Energy           DE             1         Synthetic Fuel Production
            Solid Energy LLC                             Energy           DE             1         Synthetic Fuel Production
            Solid Fuel LLC                               Energy           DE             1         Synthetic Fuel Production
Utech Venture Capital Corporation                        Energy           DE           9.76        Investment in Electrotechnologies
Utech Climate Challenge Fund                             Energy           DE            9.8        Investment in Electrotechnologies

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

          Contribution                     Company Making                  Company Receiving               Contribution
              Date                          Contribution                      Contribution                     Amount
              ----                          ------------                      ------------                     ------
01/31/2002                       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC               1,539,603.63
01/29/2002                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC                 153,960.36
01/29/2002                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                  17,106.71
02/27/2002                       CP&L Synfuels, LLC                  Solid Fuel, LLC                        3,118,896.37
02/27/2002                       EFC Synfuel, LLC                    Solid Fuel, LLC                          311,889.64
02/27/2002                       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                           34,654.40
02/28/2002                       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC               9,227,856.94
02/27/2002                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC                 922,785.70
02/27/2002                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                 102,531.74
03/28/2002                       CP&L Synfuels, LLC                  Solid Fuel, LLC                        3,904,818.34
03/28/2002                       EFC Synfuel, LLC                    Solid Fuel, LLC                          390,481.84
03/28/2002                       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                           43,386.87
03/31/2002                       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC               2,826,132.69
03/28/2002                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC                 282,613.27
03/28/2002                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                  31,401.47
03/31/2002                       Carolina Power & Light Corporation  Utech Venture Capital                    501,200.00
                                                                     Corporation
03/07/2002                       CPL Synfuels, LLC                   EFC Synfuel, LLC                       2,013,750.00
03/07/2002                       CPL Synfuels, LLC                   EFC Synfuel, LLC                       1,977,602.00

Dividend                         Company Making                      Company Receiving                          Dividend
Date                             Dividend                            Dividend                                     Amount
----                             --------                            --------                                     ------
None to report for this quarter.

                         ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect      Cost of     Total Amt.
                                                            Services
    Rendering Services      Receiving Services              Rendered         Charged      Costs Charged    Capital       Billed
    ------------------      ------------------              --------         -------      -------------    -------       ------
Strategic Resource          Carolina Power & Light       Energy                 1,946,319                                 1,946,319
Solutions Corp.                                          Management

Sandy River, LLC            Cincinnati Bulk Terminals,   Coal sales               557,509                                   557,509
                            Inc.

Sandy River, LLC            Kanawha River Terminals,     Coal Sales                 6,703                                     6,703
                            Inc.

Sandy River, LLC            Electric Fuels Corporation   Coal Sales             2,500,000                                 2,500,000

Electric Fuels Corporation  Florida Power                Coal Sales            74,016,208                                74,016,208

Electric Fuels Corporation  Kanawha River Terminals,     Coal Sales             3,349,292                                 3,349,292
                            Inc.

Electric Fuels Corporation  Florida Power Corporation    Admin Services             2,065                                     2,065

Electric Fuels Corporation  Carolina Power & Light       Admin Services            79,449                                    79,449

Electric Fuels Corporation  Progress Land Corporation    Admin Services            20,261                                    20,261

Electric Fuels Corporation  Little Black Mountain Coal   Admin Services            16,331                                    16,331
                            Reserves Inc.

Electric Fuels Corporation  Homeland Coal Company, Inc.  Admin Services            36,628                                    36,628

Electric Fuels Corporation  Awayland Coal Company, Inc.  Admin Services            32,698                                    32,698

Electric Fuels Corporation  Powell Mountain Joint        Admin Services           159,168                                   159,168
                            Venture

Electric Fuels Corporation  Powell Mountain Coal         Admin Services           391,678                                   391,678
                            Company, Inc.

Electric Fuels Corporation  Murphy Land Company, Inc.    Admin Services             2,744                                     2,744

Electric Fuels Corporation  Mesa Hydrocarbons, Inc.      Admin Services           120,179                                   120,179

Electric Fuels Corporation  Progress Synfuel Holdings,   Admin Services             2,266                                     2,266
                            Inc.

Electric Fuels Corporation  EFC Synfuel, LLC             Admin Services           212,253                                   212,253

Electric Fuels Corporation  Ceredo Synfuel, LLC          Admin Services            72,753                                    72,753

Electric Fuels Corporation  Marmet Synfuel               Admin Services               233                                       233

Electric Fuels Corporation  Progress Rail Services       Admin Services         1,913,383                                 1,913,383
                            Corporation

Electric Fuels Corporation  Progress Materials, Inc.     Admin Services           524,169                                   524,169

Electric Fuels Corporation  Kentucky May Coal Company,   Admin Services           446,021                                   446,021
                            Inc.

Electric Fuels Corporation  Diamond May Coal Company     Admin Services           244,677                                   244,677


Electric Fuels Corporation  Kentucky May Mining Company  Admin Services           281,609                                   281,609

Electric Fuels Corporation  Cincinnati Bulk Terminals,   Admin Services           270,432                                   270,432
                            Inc.

Electric Fuels Corporation  Kanawha River Terminals,     Admin Services         1,269,116                                 1,269,116
                            Inc.

Electric Fuels Corporation  Colona Synfuel, LLLP         Admin Services           338,012                                   338,012

Electric Fuels Corporation  Black Hawk Synfuel, LLC      Admin Services           147,422                                   147,422

Electric Fuels Corporation  Ceredo Liquid Terminals, LLC Admin Services           141,926                                   141,926

                                     ITEM 3.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of         Direct Costs      Indirect      Cost of     Total Amt.
                                                            Services
    Rendering Services      Receiving Services              Rendered              Charged    Costs Charged   Capital         Billed
    ------------------      ------------------              --------              -------    -------------   -------         ------
Progress Energy Service     Strategic Resource           Admin Services           211,464        239,397                    450,861
Co., LLC                    Solutions Corp.

Carolina Power & Light      Strategic Resource           Admin Services           243,485          9,923                    253,408
                            Solutions Corp

Powell Mountain Joint       Solid Fuel, LLC              Admin Services        30,814,991                                30,814,991
Venture

Florida Power Corporation   Electric Fuels Corporation   Admin Services           337,223                                   337,223

Progress Energy, Inc.       Electric Fuels Corporation   Admin Services            15,997                                    15,997

Progress Energy Service     Electric Fuels Corporation   Admin Services         2,021,772                                 2,021,772
Co, LLC

Progress Ventures, Inc.     Electric Fuels Corporation   Admin Services           438,152                                   438,152

Powell Mountain Joint       Electric Fuels Corporation   Coal Sales             2,641,305                                 2,641,305
Venture

Kanawha River Terminals,    Electric Fuels Corporation   Coal Sales               801,139                                   801,139
Inc.

Black Hawk Synfuel, LLC     Electric Fuels Corporation   Coal Sales            15,761,293                                15,761,293

Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            29,655,821                                29,655,821
Inc.

Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         6,281,447                                 6,281,447
Inc.

Kanawha River Terminals,    Colona Synfuel, LLLP         Coal Sales            28,761,939                                28,761,939
Inc.

Kanawha River Terminals,    Colona Synfuel, LLLP         Land Rent                  6,000                                     6,000
Inc.

Ceredo Liquid Terminal, LLC Colona Synfuel, LLLP         Admin Services         2,350,229                                 2,350,229

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                        (000's)
     Total consolidated capitalization as of 03/31/02.                          $ 17,330,826       Line 1
         Total capitalization multiplied by 15%                                 $  2,599,624       Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $  2,599,624       Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                    117,739
              Emulsion Products Terminal                              0
              Electrotechnologies                                     0
              Energy Service                                        273
              Manufacturing                                          65
                  Total current aggregate investment                            $    118,077      Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $  2,481,547      Line 5

                          ITEM 5 - OTHER INVESTMENTS*

             Investment Balance                                         11/30/00

             Colona Synfuel, LLLP                                      9,092,279
             Sandy River Synfuel, LLC                                 29,981,746
             Solid Fuel, LLC                                          39,022,407
             Solid Energy LLC                                                  -
             Ceredo Synfuel LLC                                                -
             Ceredo Liquid Terminal LLC
             Progress Materials, Inc.                                  2,553,487
             Strategic Resource Solutions Corp.                      119,526,168
             Utech Venture Capital Corporation                         4,542,352
             Utech Climate Challenge Fund, LP                          2,249,375

----------
* These numbers do not include Electric Fuels Corporation because the Commission has determined that a majority of the assets of Electric Fuels' subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act.

                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                                PROGRESS ENERGY, INC.
                                                --------------------------------
                                                          Registrant

Date:    June 21, 2002                     By:  /s/ Thomas R. Sullivan
                                                --------------------------------
                                                Name:  Thomas R. Sullivan
                                                Title: Treasurer